UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 25, 2013	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

Provision of External Guarantees

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

Important Notice:

Name of guaranteed party	Amount of guarantees	Balance of guarantees actually provided	Availability of counter guarantees	Guarantor

上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) (“Flight Training Company”)	RMB436.95 million	USD4,905,420, RMB110 million	No	China Eastern Airlines Corporation Limited (the “Company”)

上海飛鶴航空旅遊服務有限公司 (Shanghai Feihe Aviation & Travel Service Co. Ltd.) (“Feihe Travel”)	RMB20 million	0	No	上海航空國際旅遊 （集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“ST Tours”), a wholly-owned subsidiary of the Company

上海航空假期旅行社有限公司 (Shanghai Airlines Holidays Travel Service Co., Ltd) (“SA Holidays”)	RMB15 million	0	No	ST Tours

Cumulative amount of overdue external guarantees: nil

1. OVERVIEW OF THE GUARANTEES

The Company provides guarantees to Flight Training Company for loans of RMB436.95 million (or equivalent in foreign currencies), for a term from 1 July 2013 to 30 June 2014.

The passenger air transportation sales agency services qualifications of Feihe Travel and SA Holidays, both being wholly-owned subsidiaries of the Company, are about to expire. In order to ensure smooth operation, Feihe Travel and SA Holidays are in the process of applying for renewal of their passenger air transportation sales agency services qualifications with the China Air Transport Association (“CATA”). Pursuant to the relevant regulations of CATA, ST Tours, the shareholder of the two companies, is required to provide joint liability guarantees to secure the performance of their respective obligations.

The first regular meeting of the sixth session of the board of directors (the “Board”) of the Company in 2013 considered and approved the “Resolution on the Provision of Guarantees for Certain Subsidiaries”. As the debt asset ratio of each of Feihe Travel and SA Holidays exceeds 70%, such guarantees should be submitted to the next up-coming shareholders’ meeting of the Company for approval.

2. BASIC INFORMATION OF THE GUARANTEED PARTY

The registered address of Flight Training Company is 518 Fasai Road, Waigaoqiao Free Trade Zone, Shanghai. Its legal representative is Shu Mingjiang (舒明江). Its scope of business includes provision of training for pilots and other flight-related crew, import and export of cargo and technology as well as leasing of self-owned properties. Its latest credit rating is BBB+. As of 31 December 2011, it had total assets of RMB1,148.8864 million, total liabilities of RMB399.7956 million and net assets of RMB749.0908 million. Its operating income in 2011 was RMB233.9038 million, and its net profit was RMB46.3562 million. As of 30 September 2012, it had total assets of RMB1,169.5606 million, total liabilities of RMB378.8541 million and net assets of RMB790.7065 million. Its operating income in January to September 2012 was RMB218.3133 million, and its net profit was RMB41.4172 million.

The registered address of Feihe Travel is 595–597 Jiangsu Road, Changning District, Shanghai. Its legal representative is Shen Dayi (沈達義). Its scope of business includes provision of travel and business hotel reservation and consultancy services as well as passenger air transportation sales agency services for domestic and international airlines. As of 31 December 2011, it had total assets of RMB19.2346 million, total liabilities of RMB16.3333 million and net assets of RMB2.9012 million. Its operating income in 2011 was RMB17.2337 million, and its net profit was RMB225,200. As of 30 September 2012, it had total assets of RMB23.3873 million, total liabilities of RMB20.7927 million and net assets of RMB2.5946 million. Its operating income in January to September 2012 was RMB7.5587 million, and its net profit was RMB-306,600.

The registered address of SA Holidays is 100 Airport Street, Pudong International Airport, Shanghai. Its legal representative is Shen Dayi (沈達義). Its scope of business includes domestic tourism services, inbound tourism, sale agency business of air, train and ship tickets, and arts and crafts. It has branches and subsidiaries. As of 31 December 2011, it had total assets of RMB202.5925 million, total liabilities of RMB166.3380 million and net assets of RMB36.2545 million. Its operating income in 2011 was RMB1030.2781 million, and its net profit was RMB3.5455 million. As of 30 September 2012, it had total assets of RMB138.7462 million, total liabilities of RMB112.3611 million and net assets of RMB26.3850 million. Its operating income in January to September 2012 was RMB593.3976 million, and its net profit was RMB1.1305 million.

Flight Training Company, Feihe Travel and SA Holidays are wholly-owned subsidiaries of the Company.

3. PARTICULARS OF THE GUARANTEES

Name of guaranteed party	Amount of guarantees	Type of guarantees	Method of guarantees	Term of guarantees

Flight Training Company	RMB436.95 million	Borrowings	Joint liability guarantees	From 1 July 2013 to 30 June 2014

Feihe Travel	RMB20 million	Passenger air transportation sales agency services qualifications	Joint liability guarantees	From 1 July 2013 to 30 June 2014

SA Holidays	RMB15 million	Passenger air transportation sales agency services qualifications	Joint liability guarantees	From 1 July 2013 to 30 June 2014

4. OPINION OF THE BOARD OF DIRECTORS

1.	The amount of guarantees applied by Flight Training Company will mainly be used in the purchase of simulation aircraft, expansion of the Yunnan base and repayment of bank loans. Flight Training Company is principally engaged in the provision of internal services for the Company. The training has been maintained at saturated level. With the continuous expansion of fleet size of the Company, the flight training will increased significantly, rendering improved repayment capability, and there is no risk of operating loss.

2.	In order to operate smoothly, it is necessary for Feihe Travel and SA Holidays to apply for renewal of their passenger air transportation sales agency services qualifications with CATA, and CATA requests the provision of guarantees by ST Tours.

Based on the above, the Board approved to provide guarantees to the wholly-owned subsidiaries of the Company.

5. CUMULATIVE AMOUNTS OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of the date of this announcement, the total amount of external guarantees provided by the Company and its subsidiaries amounted to RMB2,804,787,397, (all of which are guarantees provided by the Company to its wholly-owned subsidiaries or controlled subsidiaries). Such amount represent approximately 12.67% of the latest audited net assets of the Company. The cumulative amount of overdue guarantees was 0.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

25 January 2013

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